Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

March 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Sun Country Airlines Holdings, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-252858

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby join in the request of Sun Country Airlines Holdings, Inc. (the “Company”) that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on March 16, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant or its outside counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP may orally request via telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Luthan T. Hill III
Name:	Luthan T. Hill III
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request Letter]